

Mail Stop 4561

March 3, 2016

Suthep Thepchit
Chief Executive Officer
Eternal Speech, Inc.
156/13 Moo 10 Nongprue
Banglamung
Chonburi 20150
Thailand

      **Re:    Eternal Speech, Inc.**
             **Amendment No. 5 to Registration Statement on Form S-1**
             **Filed February 24, 2016**
             **File No. 333-205720**

Dear Mr. Thepchit:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     Please be advised that Rule 8-08(b) of Regulation S-X will require audited financial statements of your most recently completed fiscal year (i.e., the fiscal year ended February 28, 2016) if your registration statement is not declared effective by the 45th day after the fiscal year end and you report a pre-tax loss for the fiscal year.

Executive Compensation, page 36

2.     Please update your executive and director compensation disclosure to provide the information called for by Item 402 of Regulation S-K as of the date of your most recently

completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc:     Randall V. Brumbaugh, Esq.